FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                         For the month of July 2006


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.









BG GROUP PLC

2006 SECOND QUARTER AND HALF YEAR RESULTS
--------------------------------------------------------------------------------



BG Group's Chief Executive, Frank Chapman said:


"BG Group has delivered another strong performance. Operating profit for the half year is up 75%, driven by outstanding growth in E&P volumes and contracted LNG supply, together with higher realisations. We continued to add to our exploration portfolio, and made good progress on key projects keeping our growth programme on track."



                                    HIGHLIGHTS
-----------------------------------------------------------------------------------
Second Quarter                                            Half Year
 2006     2005(i)        Business Performance(ii)          2006      2005(i)
 GBPm      GBPm                                            GBPm       GBPm

1 754     1 133    +55%  Revenue and other operating      3 726      2 227    +67%
                         income

  752       493    +53%  Total operating profit including 1 710        978    +75%
                         share of pre-tax operating
                         results from joint ventures and
                         associates

  401       275    +46%  Earnings for the period            926        544    +70%

  (76)        -      -   Prior period taxation(iii)         (38)         -      -

  325       275    +18%  Earnings after prior period        888        544    +63%
                         taxation

  9.3p      7.8p   +19%  Earnings per share                25.3p      15.4p   +64%

 3.00p     1.91p   +57%  Interim dividend per share        3.00p      1.91p   +57%
-----------------------------------------------------------------------------------
                         Total results for the period
                         (including disposals and
                         re-measurements)

1 839     1 013    +82%  Revenue and other operating      3 835     2 069     +85%
                         income

  773       733     +5%  Operating profit before share of 1 685     1 141     +48%
                         results from joint ventures and
                         associates

  829       789     +5%  Total operating profit including 1 811     1 249     +45%
                         share of pre-tax operating
                         results from joint ventures and
                         associates

  435       484    -10%  Earnings for the period            973        743    +31%

  (17)        -      -   Prior period taxation(iv)           23          -      -

  418       484    -14%  Earnings after prior period        996        743    +34%
                         taxation

 12.0p     13.7p   -12%  Earnings per share                28.4p      21.0p   +35%
-----------------------------------------------------------------------------------
For notes i) to iv) see footnotes on page 2


                                 BG Group plc 1


                              PERFORMANCE HIGHLIGHTS




   -Total operating profit for the second quarter increased 53% to GBP752 million. This excludes an additional GBP30 million operating profit that has been secured by selling forward LNG held in inventory for delivery in the winter.

   -Operating profit for the half year rose 75%.

   -At constant US$/UKGBP exchange rates and upstream prices, total operating profit for the quarter increased by 14%.

   -The second quarter included a prior period tax charge of GBP76 million relating to the increase in North Sea taxation.

   -Excluding the prior period tax charge, second quarter earnings increased by 46% to GBP126 million.

   -The Group has stepped up investment in its exploration programme and this is reflected in the GBP55 million exploration charge for the quarter.

   -Dividend increased by 57% to 3p.

   -Atlantic/Cromarty (UK) and Dolphin Deep (Trinidad) came onstream.

   -Lake Charles second expansion completed.

   -In the North Sea, Buzzard platform top sides installed and on schedule to start production in fourth quarter 2006.

   -In Kazakhstan, progress has been made to sanction both the fourth liquids stabilisation train and the major Phase III development at Karachaganak.

   -In Egypt, Rosetta Phase III and West Delta Deep Marine Phase IV were sanctioned.

   -Exploration acreage acquired in Alaska, China, Madagascar and Nigeria.

   -Further exploration success in Egypt and the UK.





i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 22.

ii) 'Business Performance' excludes disposals and certain re-measurements as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 12 and Results Presentation, page 3. Unless otherwise stated, the results discussed in this release relate to BG Group's Business Performance.

iii) Prior period taxation is as a result of the increase in North Sea taxation and includes a

GBP38 million charge to increase the effective tax rate for the first quarter to 44%, and an additional charge of GBP38 million in respect of the restatement of deferred tax balances at 1January 2006.

iv) In addition to (iii) above, prior period taxation includes a GBP59 million credit relating to the impact of the increase in North Sea taxation on re-measurement balances.


                                 BG Group plc 2


                              RESULTS PRESENTATION


The presentation of BG Group's results under IFRS separately identifies the effect of:

   - The re-measurement of certain financial instruments.
   - Profits and losses on the disposal and associated impairment of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.


Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see pages 14 and 15). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is included in Business Performance discussed on pages 4 to 11. The table below sets out the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal and impairment of non-current assets and businesses.

--------------------------------------------------------------------------------
Second Quarter                  Business       Disposals and           Total
                             Performance     re-measurements          Result
                                                         (i)
                          2006      2005      2006      2005    2006    2005
                          GBPm      GBPm      GBPm      GBPm    GBPm    GBPm
Operating profit           696       437        85      (120)    781     317
before
disposal of
non-current assets

Profits and losses on        -         -        (8)      416      (8)    416
disposal
of non-current assets
(ii)
                            ----------------------------------------------------
Operating profit           696       437        77       296     773     733
before share
of results from joint
ventures
and associates
                            ----------------------------------------------------
Pre-tax share of            56        56         -         -      56      56
operating
results of joint
ventures and
associates
Total operating profit     752       493        77       296     829     789

Net finance costs
Finance income              21        19         4        18      25      37
Finance costs              (17)      (23)       (5)      (10)    (22)    (33)
Share of joint             (18)       (9)        -         -     (18)     (9)
ventures
and associates
                            ----------------------------------------------------
                           (14)      (13)       (1)        8     (15)     (5)
Taxation
Taxation                  (392)     (182)       17       (90)   (375)   (272)
Share of joint              (9)       (9)        -         -      (9)     (9)
ventures
and associates
                            ----------------------------------------------------
                          (401)     (191)       17       (90)   (384)   (281)
                            ----------------------------------------------------
Profit for the period      337       289        93       214     430     503
(iii)

Profit attributable
to:
Shareholders               325       275        93       209     418     484
(earnings)
Minority interest           12        14         -         5      12      19
                            ----------------------------------------------------
                           337       289        93       214     430     503
                            ----------------------------------------------------

i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 12.

ii) 2005 includes GBP416 million disposal of BG Group's interest in the North Caspian Sea PSA.

iii) 2006 includes prior period taxation adjustments following the increase in North Sea taxation

                                 BG Group plc 3



                                BUSINESS REVIEW


The results discussed in this Business Review (pages 4 to 11) relate to BG Group's performance excluding disposals and re-measurements. For the impact and a description of these items, see the consolidated income statements (pages 14 and 15) and Note 2 of the accounts (page 23). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 12) for an explanation of these metrics.

                                     GROUP
--------------------------------------------------------------------------------
Second Quarter            Business Performance            Half Year
 2006      2005                                         2006      2005
 GBPm      GBPm                                         GBPm      GBPm

1 754     1 133     +55%  Revenue and other operating  3 726     2 227     +67%
                          income

                          Total operating profit
                          including share of pre-tax
                          results from joint ventures
                          and associates
-----     -----                                        -----     -----
  647       407     +59%  Exploration and Production   1 373       794     +73%
   34        17    +100%  Liquefied Natural Gas          172        46    +274%
   57        56      +2%  Transmission and               122       102     +20%
                          Distribution
   23        21     +10%  Power Generation                62        57      +9%
   (9)       (8)    +13%  Other activities               (19)      (21)    -10%
-----     -----                                        -----     -----
  752       493     +53%                               1 710       978     +75%
  (14)      (13)     +8%  Net finance costs              (13)      (34)    -62%
 (325)     (191)    +70%  Taxation for the period       (747)     (378)    +98%
  401       275     +46%  Earnings for the period        926       544     +70%
  (76)        -       -   Prior period taxation          (38)        -       -
  325       275     +18%  Earnings after prior period    888       544     +63%
                          taxation

  9.3p      7.8p    +19%  Earnings per share            25.3p     15.4p    +64%

  401       415      -3%  Capital investment             787       730      +8%
--------------------------------------------------------------------------------



                                 Second quarter


Total operating profit increased by 53% to GBP752 million reflecting the step up in E&P production and contracted LNG supply, and higher realisations, partially offset by an increase in exploration costs. At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 14%.


The effective tax rate (including BG Group's share of tax attributable to joint ventures and associates) has increased to 44% following the recent increase in North Sea taxation. This excludes the effect of a prior period charge of GBP38 million to increase the effective tax rate for the first quarter to 44% and the effect of an additional one-off charge of GBP38 million to reflect the increased North Sea tax rate on deferred tax balances at 1 January 2006.


Excluding the prior period tax charge (GBP76 million) earnings increased by 46% to GBP401 million, reflecting the increased E&P production and prices referred to above.


Cash generated by operations increased by GBP290 million to GBP839 million primarily due to higher operating profit.


                                 BG Group plc 4

Capital investment in the quarter of GBP401 million comprised continuing investment in Europe and Central Asia (GBP109 million), Mediterranean Basin and Africa (GBP50 million), North America and the Caribbean (GBP172 million), South America (GBP40 million) and Asia Pacific (GBP30 million).


As at 30 June 2006, the Group had returned GBP632 million to shareholders as part of the share repurchase programme and net funds were GBP14 million.



                                   Half year


Total operating profit increased by 75% to GBP1 710 million reflecting a 26% rise in E&P production, a strong performance in the downstream businesses, and higher realisations.


The effective tax rate (including BG Group's share of tax attributable to joint ventures and associates) has increased to 44% following the recent increase in North Sea taxation. This excludes the effect of a one-off charge of GBP38 million to reflect the increased North Sea tax rate on deferred tax balances at 1 January 2006.


Cash generated by operations increased by GBP724 million to GBP1 826 million primarily due to higher operating profit.


Capital investment of GBP787 million comprised continuing investment in Europe and Central Asia (GBP213 million), Mediterranean Basin and Africa (GBP127 million), North America and the Caribbean (GBP281 million), South America (GBP113 million) and Asia Pacific (GBP53 million).







                                 BG Group plc 5


                           EXPLORATION AND PRODUCTION

--------------------------------------------------------------------------------
   Second Quarter          Business Performance               Half Year
   2006      2005                                        2006      2005
   GBPm      GBPm                                        GBPm      GBPm

  55.6(i)    44.6    +25%  Production volumes (mmboe)   111.4      88.3    +26%
                                                        (i)

    984       658    +50%  Revenue and other operating  2 057     1 293    +59%
                           income

    647       407    +59%  Total operating profit       1 373       794    +73%

    229       193    +19%  Capital investment             500       438    +14%
--------------------------------------------------------------------------------
  (i) Includes fuel gas for the quarter of 1.19 mmboe, and 2.22 mmboe for the half year, see page 31.

Supplementary operating and financial data is given on page 31.



                                 Second quarter


E&P total operating profit increased by 59% to GBP647 million due to higher volumes and prices partially offset by higher exploration costs.


Production increased by 25%, driven by West Delta Deep Marine (WDDM) in Egypt and the Dolphin field in Trinidad following the start-up of Egyptian LNG Trains 1 and 2 and Atlantic LNG Train 4.


The exploration charge of GBP55 million is GBP21 million higher than 2005 reflecting the increased exploration activities across the Group.


Unit operating expenditure was broadly in line with 2005 at GBP2.07 ($3.72) per boe.


Capital investment of GBP229 million included expenditure in the UK (GBP88 million), Brazil (GBP14 million) and Egypt (GBP39 million).




                                   Half year


E&P total operating profit increased by 73% to GBP1 373 million due to the 26% increase in production volumes and higher prices, partially offset by a GBP40 million increase in the exploration charge to GBP99 million. Increased production primarily came from WDDM in Egypt, the Dolphin field in Trinidad and the Chinguetti field in Mauritania which commenced production in February.


The Group's average international gas price was 17.7 pence (2005 14.0 pence) per produced therm reflecting the benefit of new production into high value markets and higher international commodity prices. In the UK, where short-term prices rose, the average realised price per produced therm was 33.0 pence (2005 23.6 pence).


The exploration charge of GBP99 million is GBP40 million higher than 2005 reflecting the increased exploration activities across the Group.


Capital investment of GBP500 million included expenditure in the UK (GBP158 million), Brazil (GBP61 million), Egypt (GBP68 million) and Nigeria (GBP28 million).







                                 BG Group plc 6


                       Second quarter business highlights


During June, first production flowed from the Atlantic/Cromarty fields (BG Group
- Atlantic: 75% and operator; Cromarty: 10%) in the Outer Moray Firth.


During July, the Dolphin Deep field in the East Coast Marine Area (ECMA) in Trinidad came onstream to supply Atlantic LNG Train 3 and 4. BG Group is the operator of ECMA with a 50% shareholding. The gas will be delivered via the existing Dolphin platform and the new Dolphin Beachfield and Cross Island Pipelines. Also in Trinidad, progress has been made on an agreement to increase Dolphin domestic gas sales.


At Karachaganak (BG Group 32.5%), Kazakhstan, oil exports via the Atyrau Samara pipeline into the Transneft system began on 19 June. The Fourth Train Project is progressing on schedule through FEED and project sanction is expected at the end of the year. In addition, good progress has been made on technical and commercial work which supports the sanction of the major Phase III Project in 2007.


In June, both the main process deck and the utilities and quarters deck were installed on Buzzard (BG Group 21.73%) in the Outer Moray Firth. Buzzard is on schedule to begin production in the fourth quarter of 2006.


During the quarter, BG Group sanctioned a number of major projects in the Mediterranean Basin and Africa region. In Egypt, Rosetta Phase III (BG Group 80%) and West Delta Deep Marine Phase IV (BG Group 50%) projects were sanctioned. In Tunisia, the six well infill programme on Miskar was sanctioned. The total net capital expenditure for these projects is planned to be GBP600 million.


On 19 May, BG Group announced success in the 2006 Nigerian Licensing Round, with the award of Oil Prospecting Licence (OPL) 286-DO. The block is located in deep water (200 - 1 000 metres) offshore the western Niger Delta, approximately 250 kilometres south-east of the capital, Lagos.

In May, BG Group signed an exploration agreement to acquire a 40% equity share in 208 000 acres of land along Alaska's Eastern North Slope, situated on the coastal plain near to the Prudhoe Bay field.


On 7 June, BG Group entered China with the signature of two Production Sharing Contracts (PSCs) covering deepwater Blocks 64/11 and 53/16 and a Geophysical Survey Agreement for Block 41/06, offshore southern China. The three blocks cover an area of approximately 25 800 square kilometres.


In June, BG Group announced that it has signed a farm-in agreement to acquire a 30% share in the Majunga Offshore Profond exploration block in Madagascar, which covers approximately 15 840 square kilometres.


During the quarter, BG Group and partners advanced work on two deepwater wells in Brazil. This is very early days in the exploration of this new province but observation of hydrocarbons in these two wells is an encouraging indicator.


Since the start of the year, BG Group has completed 18 exploration and appraisal wells of which 11 have been successful. Successful wells were drilled in Canada
(3), Egypt (2), India (2) and the UK (4).



                                 BG Group plc 7


                             LIQUEFIED NATURAL GAS

--------------------------------------------------------------------------------

   Second Quarter           Business Performance             Half Year
   2006      2005                                       2006      2005
   GBPm      GBPm                                       GBPm      GBPm

    548       236    +132%  Revenue and other          1 201       456    +163%
                            operating income

   ---------------          Total operating profit   ------------------
     29         3    +867%  Shipping and marketing       155        20    +675%
     24        24       -   Liquefaction                  54        45     +20%
    (19)      (10)    +90%  Business development and     (37)      (19)    +95%
                            other costs
     34        17    +100%                               172        46    +274%
   ---------------                                   ------------------
    139       183     -24%  Capital investment           227       228       -
--------------------------------------------------------------------------------

Supplementary operating and financial data are given on page 31.



                                 Second quarter


LNG total operating profit increased by GBP17 million to GBP34 million reflecting higher volumes and realisations in the shipping and marketing business, partially offset by increased business development costs.


In shipping and marketing, total operating profit increased by GBP26 million to GBP29 million, primarily due to an increase in volumes. In addition, this business secured a further GBP30 million operating profit by selling forward LNG held in inventory. This profit will be recognised when the gas is delivered during the winter.


BG Group's share of operating profit from liquefaction activities was in line with 2005 at GBP24 million.


Increased business development and other costs reflect higher activity across the segment including progressing opportunities in Nigeria and elsewhere.


Capital investment includes GBP134 million in relation to LNG ships under construction and due for delivery in 2006 and 2007.



                                   Half year


LNG total operating profit increased by GBP126 million reflecting increased volumes and diversion income which captured strong seasonal prices in Japan and Europe during the first quarter. In addition, BG Group's share of operating profit from liquefaction activities increased by GBP9 million principally due to the start-up of Egyptian LNG Trains 1 and 2.


Capital investment includes GBP190 million in relation to LNG ships under construction.



                                 BG Group plc 8


                       Second quarter business highlights


On 8 July, the second expansion of regasification capacity at Lake Charles was completed. The average daily capacity is now 1.8 bcfd with peaking capacity of
2.1 bcfd.


Two of BG Group's 145 000 cubic metre new-build LNG carriers were delivered during the quarter (Methane Rita Andrea and the Methane Jane Elizabeth). Also during the quarter, repairs were completed on the Methane Kari Elin. All three ships will initially be deployed on BG Group's LNG trades out of Egypt.


On 15 June, FERC approval was received for the Cypress Pipeline project which will connect the regasification terminal at Elba Island, Savannah to Jacksonville, Florida. BG Group has long-term transportation capacity in the pipeline which is planned to be operational from May 2007.


During the second quarter the FEED contract for the Quintero LNG regasification terminal in Chile was awarded.




                                 BG Group plc 9

                         TRANSMISSION AND DISTRIBUTION


-------------------------------------------------------------------------------
   Second Quarter          Business Performance               Half Year
   2006      2005                                        2006      2005
   GBPm      GBPm                                        GBPm      GBPm

                           Revenue and other operating
 ------    ------          income                       -----   -------
    191       126    +52%  Comgas                         359       233    +54%
      -        45      -   MetroGAS                         -        79      -
     33        25    +32%  Other                           68        53    +28%
 ------    ------                                       -----   -------
    224       196    +14%                                 427       365    +17%

 ------    ------          Total operating profit       -----   -------
     48        38    +26%  Comgas                          98        67    +46%
      -        10      -   MetroGAS                         -        14      -
      9         8    +13%  Other                           24        21    +14%
 ------    ------                                       -----   -------
     57        56     +2%                                 122       102    +20%

     28        33    -15%  Capital investment              53        50     +6%
-------------------------------------------------------------------------------




                                 Second quarter


T&D total operating profit increased by GBP1 million to GBP57 million.


At Comgas, in Brazil, operating profit increased by GBP10 million to GBP48 million, primarily due to a 9% increase in volumes and a favourable Brazilian Real (BRL) exchange rate. As anticipated, following a regulatory review of tariffs during the quarter, operating profit includes the net cost (GBP8 million) of passing back to customers the reduced gas costs experienced in earlier periods. A further GBP14 million is expected to be passed back in future periods.


Capital investment mainly represents the development of the Comgas pipeline network.


Following the de-consolidation of MetroGAS and GASA in December 2005, these companies made no contribution to the results of BG Group in 2006.



                                   Half year


T&D total operating profit rose by GBP20 million to GBP122 million. At Comgas, a GBP31 million increase in operating profit reflected a 10% increase in volumes, the stronger BRL and the net cost (GBP3 million) of passing back reduced gas costs to customers.



                                BG Group plc 10

                                POWER GENERATION

--------------------------------------------------------------------------------
   Second Quarter          Business Performance              Half Year
   2006      2005                                        2006      2005
   GBPm      GBPm                                        GBPm      GBPm

     50        46     +9%  Revenue and other operating    142       121    +17%
                           income

     23        21    +10%  Total operating profit          62        57     +9%

      2         3    -33%  Capital investment               3         3      -

-------------------------------------------------------------------------------



                          Second quarter and half year


The increase in revenue is primarily due to pass through of gas costs.


Total operating profit in the quarter reflects the phasing of income at Premier Power whilst the half year also includes the one-off contribution of insurance proceeds and phasing of income at Seabank Power.





                                BG Group plc 11





                            Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes certain disposals and re-measurements (see below) as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

BG Group uses commodity instruments to manage price exposures associated with its marketing and optimisation activity in the UK and US. This activity enables the Group to take advantage of commodity price movements. It is considered more appropriate to include both unrealised and realised gains and losses arising from the mark-to-market of derivatives associated with this activity in 'Business Performance'.

Disposals and re-measurements

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract.

BG Group also uses commodity instruments to manage certain price exposures in respect of optimising the timing of its gas sales associated with contracted UK storage and pipeline capacity. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39. However, IAS 39 does not allow the matching of these fair values to the economically hedged value of the related gas in storage (taking account of gas prices based on the forward curve or expected delivery destination and the associated storage and capacity costs).

BG Group also uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and derivatives associated with gas in UK storage and pipeline facilities and interest rate and foreign exchange exposure in respect of financial instruments which cannot be designated as hedges under IAS 39 are disclosed separately as 'disposals and re-measurements'. Realised gains and losses relating to these instruments are included in Business Performance. This presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

BG Group has also separately identified profits and losses associated with the disposal of non-current assets as they are items which require separate disclosure in order to provide a clearer understanding of the results for the period.

For a reconciliation between the overall results and Business Performance and details of disposals and re-measurements, see the consolidated income statement, page 14 and 15 and note 2 to the accounts, page 23.

Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. This approach provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the accounts, page 24.

Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

Net borrowings/funds

BG Group provides a reconciliation of net borrowings/funds and an analysis of the amounts included within net borrowings/funds as this is an important liquidity measure for the Group.



                                BG Group plc 12





                                 LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the revised 2006 targets and growth programme, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2005. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.






                                BG Group plc 13


                         CONSOLIDATED INCOME STATEMENT

                                SECOND QUARTER

                          -----------------------------   ------------------------------------------
                                     2006                                 2005 restated(i)
                             Busi-  Disposals     Total             Busi-   Disposals and    Total
                              ness        and    Result              ness             re-   Result
                           Perfor-        re-                     Perfor-        measure-
                             mance   measure-                       mance           ments
                              (ii)      ments                        (ii)    (Note 2)(ii)
                                      (Note 2)
                     Notes    GBPm       GBPm      GBPm             GBPm             GBPm     GBPm
Group revenue                1 753           -    1 753            1 134                -    1 134
Other
operating
income                   2       1          85       86               (1)            (120)    (121)
                             -------    -------- -------- ---      -------         -------- --------
Group revenue
and other
operating
income                   3    1 754         85    1 839            1 133             (120)   1 013
Operating costs              (1 058)         -   (1 058)            (696)               -     (696)
Profits and
losses on
disposal of
non-current
assets                   2       -          (8)      (8)               -              416      416
                             -------    -------- --------          -------         -------- --------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates               3     696          77      773              437              296      733
                             -------    -------- --------          -------         -------- --------
Finance income        2, 4      21           4       25               19               18       37
Finance costs         2, 4     (17)         (5)     (22)             (23)             (10)     (33)
Share of
post-tax
results from
joint ventures
and associates           3      29           -       29               38                -       38
                             -------    -------- --------          -------         -------- --------
Profit/(loss)
before tax                     729          76      805              471              304      775
Taxation              2, 5    (392)         17      375)            (182)             (90)    (272)
                             -------    -------- --------          -------         -------- --------
Profit for the
period                         337          93      430              289              214      503
                             -------    -------- --------          -------         -------- --------
Attributable to:
                             -------    -------- --------          -------         -------- --------
BG Group
shareholders
(earnings)                     325          93      418              275              209      484
Minority
interest                        12           -       12               14                5       19
                             -------    -------- --------          -------         -------- --------
                               337          93      430              289              214      503
                             -------    -------- --------          -------         -------- --------

                             -------    -------- --------          -------         -------- --------
Earnings per
share - basic            6     9.3p        2.7p    12.0p             7.8p             5.9p    13.7p
Earnings per
share -
diluted                  6     9.2p        2.7p    11.9p             7.7p             5.9p    13.6p
                             -------    -------- --------          -------         -------- --------

-----------------     ------ -------    -------- -------- ---      -------         -------- --------
Total
operating
profit
including
share of
pre-tax
operating
results from
joint ventures
and
associates(iii)          3    752          77      829              493              296      789
-----------------     ------ -------    -------- -------- ---      -------         -------- --------





i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 22.

ii) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

iii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.











                                 BG Group plc 14


                       CONSOLIDATED INCOME STATEMENT
                                HALF YEAR

                            ----------------------------      ------------------------------------
                                             2006                    2005 restated(i)
                                Busi- Disposals   Total              Busi- Disposals    Total
                                 ness   and re-  Result               ness   and re-   Result
                              Perfor-  measure-                    Perfor-  measure-
                                mance     ments                      mance     ments
                                 (ii)  (Note 2)                       (ii)  (Note 2)
                                           (ii)                                (ii)
                        Notes    GBPm      GBPm     GBPm             GBPm      GBPm     GBPm

Group revenue                   3 684         -    3 684            2 204         -    2 204
Other
operating
income                     2       42       109      151               23      (158)    (135)
                                -------  -------- -------- ---      -------  -------- --------
Group revenue
and other
operating
income                     3    3 726       109    3 835            2 227      (158)   2 069
Operating costs                (2 142)        -   (2 142)          (1 357)        -   (1 357)
Profits and
losses on
disposal of
non-current
assets                     2        -        (8)      (8)               -       429      429
                                -------  -------- --------          -------  -------- --------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates                 3    1 584       101    1 685              870       271    1 141
                               -------   -------- --------          -------  -------- --------
Finance income          2, 4       57         7       64               30        29       59
Finance costs           2, 4      (36)       (8)     (44)             (46)      (19)     (65)
Share of
post-tax
results from
joint ventures
and associates             3       67         -       67               77         -       77
                                -------  -------- --------          -------  -------- --------
Profit/(loss)
before tax                      1 672       100    1 772              931       281    1 212
Taxation                2, 5     (760)        7     (753)            (365)      (74)    (439)
                                -------  -------- --------          -------  -------- --------
Profit/(loss)
for the period                    912       107    1 019              566       207      773
                                -------  -------- --------          -------  -------- --------
Attributable to:
                                -------  -------- --------          -------  -------- --------
BG Group
shareholders
(earnings)                        888       108      996              544       199      743
Minority
interest                           24        (1)      23               22         8       30
                                -------  -------- --------          -------  -------- --------
                                  912       107    1 019              566       207      773
                                -------  -------- --------          -------  -------- --------

                                -------  -------- --------          -------  -------- --------
Earnings per
share - basic              6     25.3p      3.1p    28.4p            15.4p      5.6p    21.0p
Earnings per
share -
diluted                    6     25.1p      3.1p    28.2p            15.3p      5.6p    20.9p
                                -------  -------- --------          -------  -------- --------

-----------------       ------  -------  -------- -------- ---      -------  -------- --------
Total
operating
profit
including
share of
pre-tax
operating
results from
joint ventures
and
associates(iii)            3    1 710       101    1 811             978        271    1 249
-----------------       ------ -------   -------- -------- ---      -------  -------- --------


i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 22.

ii) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

iii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.





                                       BG Group plc 15



                                  CONSOLIDATED BALANCE SHEET
                                          HALF YEAR

-------------------------------------                    ------------------------
                                                                   As at
                                                        30 June   31 Dec     30 Jun
                                                           2006     2005       2005
                                                           GBPm restated   restated
                                                                    GBPm       GBPm
Assets
Non-current assets
Goodwill                                                    337       342       320
Other intangible assets                                     812       682       688
Property, plant and equipment                             5 850     5 830     5 217
Investments                                               1 090     1 129     1 119
Deferred tax assets                                         102        91        74
Trade and other receivables                                  47        52        51
Derivative financial
instruments                                                 111        84       129
-------------------------------------                     -------  --------   -------
                                                          8 349     8 210     7 598
Current assets
Inventories                                                 197       185       113
Trade and other receivables                               1 588     1 674     1 219
Commodity contracts and other
derivative financial
instruments                                                  29        10        34
Cash and cash equivalents                                 1 567     1 516     1 223
-------------------------------------                    -------  --------   -------
                                                          3 381     3 385     2 589
Assets classified as held for
sale                                                          -        10         -
-------------------------------------                     -------  --------  -------
Total assets                                             11 730    11 605    10 187
-------------------------------------                    -------  --------   -------

Liabilities
Current liabilities
Borrowings                                                  (57)      (81)     (391)
Trade and other payables                                 (1 255)   (1 308)   (1 021)
Current tax liabilities                                    (533)     (409)     (439)
Commodity contracts and other
derivative financial
instruments                                                (539)     (711)     (599)
-------------------------------------                     -------  --------  -------
                                                         (2 384)   (2 509)   (2 450)
Non-current liabilities
Borrowings                                               (1 579)   (1 497)   (1 189)
Trade and other payables                                    (21)      (68)      (88)
Derivative financial
instruments                                                  (2)       (2)        -
Deferred income tax
liabilities                                                (835)     (733)     (718)
Retirement benefit
obligations                                                (166)     (154)     (143)
Provisions for other
liabilities and charges                                    (375)     (372)     (371)
-------------------------------------                     -------  --------  -------
                                                         (2 978)   (2 826)   (2 509)
Liabilities associated with
assets classified as held for
sale                                                          -        (3)        -
-------------------------------------                     -------  --------  -------
Total liabilities                                        (5 362)   (5 338)   (4 959)
-------------------------------------                    -------  --------   -------

-------------------------------------                    -------  --------   -------
Net assets                                                6 368     6 267     5 228
-------------------------------------                    -------  --------   -------

Attributable to:
BG Group equity shareholders                              6 266     6 169     5 185
Minority interest                                           102        98        43
-------------------------------------                    -------  --------  -------
Total equity                                              6 368     6 267     5 228
-------------------------------------                    -------  --------  -------

                                   BG Group plc 16

                               STATEMENT OF CHANGES IN EQUITY


   Second Quarter                                                   Half Year
 2006         2005                                               2006         2005
          restated                                                        restated
 GBPm         GBPm                                               GBPm         GBPm
                      Equity as at start of period

6 464        4 564    BG Group shareholders' funds              6 182        4 567
  113           28    Minority interest                            98           20
------- ----  ------- -----------------------------              ------- ---  --------
6 577        4 592    Equity as at start of period as reported  6 280        4 587

    -            -    Effect of adoption of IFRIC 4 (see Note     (13)          (8)
                      1)
    -            -    Effect of adoption of IAS 39(i)               -         (238)

------- ----  ------- -----------------------------              ------- ---  --------
6 577        4 592    Equity as at start of period as restated  6 267        4 341

  430          503    Profit for the financial period           1 019          773
    3            6    Issue of shares                               9           14
 (452)          (2)   Purchase of own shares (ii)                (592)          (2)
    2            5    Adjustment in respect of employee share       8            8
                      schemes
   13            -    Tax in respect of share schemes              13            -
    -            -    Dividends on ordinary shares               (144)         (74)
  (17)         (14)   Dividends paid to minority interest         (17)         (14)
 (188)         138    Currency translation and hedge             (195)         182
                      adjustments net of tax
------- ----  ------- -----------------------------              ------- ---  --------
 (209)         636    Net changes in equity for the financial     101          887
                      period

                      Equity as at 30 June
6 266        5 185    BG Group shareholders' funds              6 266        5 185
  102           43    Minority interest                           102           43
------- ----  ------- -----------------------------              ------- ---  --------
6 368        5 228                                              6 368        5 228
------- ----  ------- -----------------------------              ------- ---  --------


BG Group adopted IAS 39 from 1 January 2005.

2006 includes GBP3 million of transaction costs in the quarter and GBP3 million in the half year.



                             BG Group plc 17


                           CONSOLIDATED CASH FLOW STATEMENT

  Second Quarter                                                     Half Year
 2006         2005                                              2006         2005
          restated                                                       restated
 GBPm         GBPm                                              GBPm         GBPm
                     Cash flows from operating activities
  773          733   Profit from operations                    1 685        1 141
  149          121   Depreciation of property, plant and         298          238
                     equipment and amortisation of
                     intangible assets
  (92)         121   Fair value movements in commodity          (133)         158
                     contracts
    8         (416)  Profit and losses on disposal of              8         (429)
                     non-current assets and impairments
   18           11   Unsuccessful exploration expenditure         29           21
                     written off
    3            5   (Decrease)/increase in provisions             7           13
    5            5   Share based payments                         11            8
  (25)         (31)  Decrease/(increase) in working              (79)         (48)
                     capital
------- ---  ------- --------------------------            --- ------- ---  -------
  839          549   Cash generated by operations              1 826        1 102

 (198)        (171)  Income taxes paid                          (483)        (314)
------- ---  ------- --------------------------            --- ------- ---  -------
  641          378   Net cash inflow from operating            1 343          788
                     activities
------- ---  ------- --------------------------            --- ------- ---  -------

                     Cash flows from investing activities
   82           26   Dividends received from joint                93           38
                     ventures and associates
    1            -   Proceeds from disposal of subsidiary          5           26
                     undertakings and investments
    -          936   Proceeds from disposal of property,           -          936
                     plant and equipment and intangible
                     assets
 (250)        (238)  Purchase of property, plant and            (599)        (528)
                     equipment and intangible assets
   12          (45)  Loans (to)/from joint ventures and           (4)         (54)
                     associates
    -          (12)  Purchase of subsidiary undertakings          (2)         (12)
                     and investments(i)
------- ---  ------- --------------------------            --- ------- ---  -------
 (155)         667   Net cash (outflow)/inflow from             (507)         406
                     investing activities
------- ---  ------- --------------------------            --- ------- ---  -------

                     Cash flows from financing activities
   (6)          (7)  Net interest paid(ii)                         2          (22)
 (143)         (74)  Dividends paid                             (143)         (74)
  (17)         (14)  Dividends paid to minority                  (17)         (14)
   42           89   Net proceeds from issue of new               58          145
                     borrowings
  (33)         (62)  Repayment of borrowings                     (81)        (375)
    2            6   Issue of shares                               8           14
    1            -   Issue of shares to minority                   1            -
                     shareholder
 (446)          (2)  Purchase of own shares                     (593)          (2)
------- ---  ------- --------------------------            --- ------- ---  -------
 (600)         (64)  Net cash (outflow)/inflow from             (765)        (328)
                     financing activities
------- ---  ------- --------------------------            --- ------- ---  -------
 (114)         981   Net increase/(decrease) in cash and          71          866
                     cash equivalents

1 697          245   Cash and cash equivalents at              1 516          340
                     beginning of period
  (16)          (3)  Effect of foreign exchange rate             (20)          17
                     changes
------- ---  ------- --------------------------            --- ------- ---  -------
1 567        1 223   Cash and cash equivalents at end of       1 567        1 223
                     period(iii)
------- --- ------- --------------------------             --- ------- ---  -------



Includes cash acquired of nil (2005 GBP18 million) on the purchase of a subsidiary undertaking.

Includes capitalised interest for the second quarter of GBP17 million (2005 GBP7 million), and for the half year of GBP31 million (2005 GBP10 million).

Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.



                                 BG Group plc 18


RECONCILIATION OF NET BORROWINGS/FUNDS(i) - HALF YEAR

                                                                 GBPm
         Net funds as at 31 December 2005 as reported             253
         Adoption of IFRIC 4 (See Note 1)                        (283)
         ---------------------------------                    ---------
         Net borrowings as at 31 December 2005 restated(i)        (30)
         (ii)

         Net increase in cash and cash equivalents                 71
         Cash outflow from changes in gross borrowings             23
         Inception of finance leases                             (122)
         Foreign exchange and other re-measurements                72
         ---------------------------------                    ---------
         Net funds as at 30 June 2006(i) (ii)                      14
         ---------------------------------                    ---------

Net borrowings attributable to Comgas were GBP212 million (31 December 2005 GBP189 million).


As at 30 June 2006, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1.0 billion, including BG Group shareholder loans of approximately GBP0.6 billion. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.


i) Net borrowings/funds are defined on page 33.

ii) Net borrowings/funds comprise:

                                                               As at
                                                         30 Jun    30 Jun
                                                           2006      2005
                                                           GBPm      GBPm
     Amounts receivable/(due) within one year
     Cash and cash equivalents                            1 567     1 223
     Overdrafts, loans and finance leases                   (57)     (391)
     Derivative financial instruments(iii)                  (26)      (17)
     ---------------------------------                   --------  --------
                                                          1 484       815
     Amounts receivable/(due) after more than one year
     Loans and finance leases                            (1 579)   (1 189)
     Derivative financial instruments                       109       129
     ---------------------------------                   --------  --------
                                                         (1 470)   (1 060)

     ---------------------------------                   --------  --------
     Net funds/(borrowings)                                  14      (245)
     ---------------------------------                   --------  --------


iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.




                                BG Group plc 19



RECONCILIATION OF NET BORROWINGS - HALF YEAR (Continued)



LIQUIDITY AND CAPITAL RESOURCES


All the information below is as at 30 June 2006.


The Group's principal borrowing entities are: BG Energy Holdings Limited, including wholly-owned subsidiary undertakings, the majority of whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), and Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.


BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a $1.0 billion Eurocommercial Paper Programme, of which $963.7 million was unutilised. BGEH also had a $2.0 billion Euro Medium Term Note Programme, of which $1.477 billion was unutilised.


BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.105 billion, of which $552 million matures in August 2006 and $553 million matures in April 2009. There are no restrictions on the application of funds under these facilities, which were undrawn.


BGEH is also lessee under a number of LNG ship charters which constitute finance leases. The total unutilised facility under these finance leases amounted to $212.8 million, such amounts being available exclusively to fund the construction of certain LNG ships.


In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP616 million, all of which was unutilised.


Comgas had committed borrowing facilities of BRL 985.1 million, of which BRL
145.0 million was unutilised and uncommitted borrowing facilities of BRL 575.7 million, of which BRL 428.8 million was unutilised.


Gujarat Gas Company Limited had sanctioned borrowing facilities of Indian Rupees
(INR) 1 500 million, of which INR 720 million was unutilised.



                                BG Group plc 20




Independent review report to BG Group plc



Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated interim balance sheet as at 30 June 2006 and the related consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.



Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


This interim report has been prepared in accordance with the basis set out in
Note 1.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.


PricewaterhouseCoopers LLP

Chartered Accountants

London

24 July 2006



                                 BG Group plc 21



Notes


1. Basis of preparation


These primary statements are the unaudited interim consolidated financial statements of BG Group plc for both the quarter ended and the half year ended 30 June 2006. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2005, as they provide an update of previously reported information. These financial statements have been prepared in accordance with the requirements of the UK Listing Rules and the accounting policies set out in the 2005 Annual Report and Accounts with the exception of the adoption of new accounting standards as set out below.


The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.



IFRIC Interpretation 4 'Determining whether an Arrangement contains a Lease'


IFRIC 4 requires companies to determine whether they have any arrangements which are or contain leases based on an assessment of whether specific assets are required to fulfil each arrangement or whether each arrangement conveys a right of use of the asset. If an arrangement contains a lease, the requirements of IAS 17, 'Leases', should be applied to the lease element of the arrangement.


BG Group has applied IFRIC 4 from 1 January 2006 and has concluded that the contract for the provision of capacity at Lake Charles contains a finance lease. Comparative information has been amended to reflect this arrangement. As at 1 January 2006, borrowings have been increased by GBP283 million, property, plant and equipment has increased by GBP263 million, deferred tax assets have increased by GBP7 million and retained earnings have decreased by GBP13 million to reflect this arrangement; comparative information has also been restated. The effect of this restatement on operating profit is a GBP2 million increase in the quarter and a GBP4 million increase in the half year and an increase in finance costs of GBP3 million in the quarter and GBP6 million in the half year. The tax effect was a GBP1 million decrease in both the quarter and half year, resulting in a nil effect in earnings in the quarter and a GBP1 million decrease in the half year.


IAS 39 'Financial Guarantee Contracts and Credit Insurance'


In August 2005, the IASB issued an amendment to IAS 39 which covers the accounting required for financial guarantee contracts that provide payment to be made if a debtor fails to make a payment when due. These contracts should be initially measured at fair value and subsequently re-measured using the higher of the provision set out in IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' or the initial amount less cumulative amortisation in accordance with IAS 18, 'Revenue'. This amendment is mandatory for periods beginning on or after 1 January 2006 and BG Group has adopted it from that date. As at 1 January 2006, investments have been increased by GBP5 million and provisions for other liabilities and charges have been increased by GBP5 million; comparative information has also been restated. The effect of this restatement on operating profit is nil for both quarter and half year. There is a decrease of GBP1 million in finance costs and a GBP1 million decrease to the pre-tax share of operating results of joint ventures and associates in both the quarter and half year.




                                 BG Group plc 22



2. Disposals and re-measurements

     Second Quarter                                                Half Year
    2006       2005                                            2006        2005
    GBPm       GBPm                                            GBPm        GBPm

      85       (120)  Revenue and other operating income -      109        (158)
                      re-measurements of commodity
                      contracts
      (8)       416   Profits and losses on disposal of          (8)        429
                      non-current assets
      (1)         8   Finance costs - re-measurements of         (1)         10
                      financial instruments
      17        (90)  Taxation                                    7         (74)
       -         (5)  Minority interest                           1          (8)
  --------   -------- -------------------------              --------   ---------
      93        209   Impact on earnings                        108         199
  --------   -------- -------------------------              --------   ---------


Second quarter and half year: Revenue and other operating income


Re-measurements included within revenue and other operating income amount to a credit of GBP85 million for the quarter (2005 GBP120 million charge), of which GBP82 million (2005 GBP109 million) represents non-cash mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. For the first quarter of 2006, re-measurements included within revenue and other operating income amounted to a credit of GBP24 million (2005 GBP38 million charge).


Net finance costs


Re-measurements presented in net finance costs relate primarily to certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in a subsidiary. In 2005, re-measurements included the retranslation of MetroGAS US Dollar and Euro borrowings which could not be designated as hedges under IAS 39. Following the de-consolidation of MetroGAS and GASA in December 2005, these companies made no contribution to the results of BG Group in 2006.


2006 second quarter: Disposal of non-current assets


During the second quarter, BG Group disposed of its telecoms businesses. This resulted in a loss on disposal of GBP8 million. No tax arose on the disposal.


2005 second quarter and half year: Disposal of non-current assets


During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing Plc for cash proceeds of GBP26 million. No tax arose on the disposal.


During the second quarter of 2005, BG Group completed the sale of its 16.67% interest in the North Caspian Sea PSA and received net pre-tax proceeds of approximately $1.8 billion realising a GBP416 million pre-tax and GBP279 million post-tax profit on the sale.



                                  BG Group plc 23



3. Segmental analysis

Group revenue and other    Busi-   Disposals   Total   Busi-   Disposals   Total
operating income            ness     and re-            ness     and re-
                         Perfor-    measure-         Perfor-    measure-
                           mance       ments           mance       ments
Second Quarter              2006        2006    2006    2005        2005    2005
                            GBPm        GBPm    GBPm    GBPm        GBPm    GBPm

Exploration
and Production               984          85   1 069     658        (124)    534
Liquefied
Natural Gas                  548           -     548     236           4     240
Transmission
and
Distribution                 224           -     224     196           -     196
Power
Generation                    50           -      50      46           -      46
Other
activities                     2           -       2       4           -       4
Less:
intra-group
sales                        (54)          -     (54)     (7)          -      (7)
---------------------    --------    --------  ------ -------     -------  ------
                           1 754          85   1 839   1 133        (120)  1 013
---------------------    --------    -------- ------  -------     -------  ------



Group revenue and other    Busi-   Disposals   Total   Busi-   Disposals   Total
operating income            ness     and re-            ness     and re-
                         Perfor-    measure-         Perfor-    measure-
                           mance       ments           mance       ments
Half Year                   2006        2006    2006    2005        2005    2005
                            GBPm        GBPm    GBPm    GBPm        GBPm    GBPm

Exploration
and Production             2 057         109   2 166   1 293        (158)  1 135
Liquefied
Natural Gas                1 201           -   1 201     456           -     456
Transmission
and
Distribution                 427           -     427     365           -     365
Power
Generation                   142           -     142     121           -     121
Other
activities                     5           -       5       6           -       6
Less:
intra-group
sales                       (106)          -    (106)    (14)          -     (14)
----------------------   --------    --------  ------  -------    --------  ------
                           3 726         109   3 835   2 227        (158)  2 069
----------------------   --------    --------  ------  -------    --------  ------




                                   BG Group plc 24

3. Segmental analysis (continued)


Total operating       Before share        Share of      Including    Disposals and      Business
profit                  of results      results in       share of  re-measurements   Performance
                        from joint           joint   results from              (ii)          (ii)
                      ventures and    ventures and          joint
                        associates    associates(i)  ventures and
                                                       associates
Second Quarter         2006   2005     2006   2005    2006   2005    2006     2005   2006    2005
                       GBPm   GBPm     GBPm   GBPm    GBPm   GBPm    GBPm     GBPm   GBPm    GBPm

Exploration
and Production          732    699        -      -     732    699     (85)    (292)   647     407
Liquefied
Natural Gas              10     (3)      24     24      34     21       -       (4)    34      17
Transmission
and
Distribution             46     46       11     10      57     56       -        -     57      56
Power
Generation                2     (1)      21     22      23     21       -        -     23      21
Other
activities              (17)    (8)       -      -     (17)    (8)      8        -     (9)     (8)
----------------      ------ ------   ------ ------  ------ ------  ------- ------ ------ -------
Operating
profit                  773    733       56     56     829    789     (77)    (296)   752     493
----------------      ------ ------   ------ ------  ------ ------  ------- ------ ------ -------



Total operating       Before share        Share of       Including    Disposals and       Business
profit                  of results      results in        share of  re-measurements    Performance
                        from joint           joint    results from              (ii)           (ii)
                      ventures and    ventures and           joint
                        associates    associates(i)   ventures and
                                                        associates
Half Year             2006    2005     2006   2005     2006   2005     2006    2005    2006   2005

                      GBPm    GBPm     GBPm   GBPm     GBPm   GBPm     GBPm    GBPm    GBPm   GBPm

Exploration
and Production       1 482   1 052        -      -   1 482   1 052     (109)   (258)  1 373    794
Liquefied
Natural Gas            118       1       54     45     172      46        -       -     172     46
Transmission
and
Distribution           100      94       22     21     122     115        -     (13)    122    102
Power
Generation              12      15       50     42      62      57        -       -      62     57
Other
activities             (27)    (21)       -      -     (27)    (21)       8       -     (19)   (21)
----------------      ------ ------   ------ ------  ------ -------   ------  ------ ------  ------
Operating
profit               1 685   1 141      126    108   1 811   1 249     (101)   (271)  1 710    978
----------------      ------ ------   ------ ------  ------ -------   ------  ------ ------  ------


i) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP29 million (2005 GBP38 million), and for the half year is GBP67 million (2005 GBP77 million).

ii) Business Performance excludes certain disposals and re-measurements. See
Note 2, page 23 and Presentation of Non-GAAP measures, page 12.




                                  BG Group plc 25



3. Segmental analysis (continued)

Total Result                         Operating      Share of         Total
                                 profit before    results in        Result
                                      share of         joint
                                  results from  ventures and
                                         joint    associates
                                  ventures and
                                    associates
Second Quarter                     2006   2005   2006   2005   2006   2005
                                   GBPm   GBPm   GBPm   GBPm   GBPm   GBPm

Exploration
and Production                      732    699      -      -    732    699
Liquefied
Natural Gas                          10     (3)    10     18     20     15
Transmission
and
Distribution                         46     46      7      6     53     52
Power
Generation                            2     (1)    12     14     14     13
Other
activities                          (17)    (8)     -      -    (17)    (8)
--------------------               ------ ------ ------ ------ ------ ------
                                    773    733     29     38    802    771

Net finance
income/(costs)                                                    3      4
Taxation                                                       (375)  (272)

--------------------               ------ ------ ------ ------ ------  -----
Profit for the
period                                                          430    503
--------------------               ------ ------ ------ ------ ------  -----






Total Result                         Operating      Share of          Total
                                 profit before    results in         Result
                                      share of         joint
                                  results from  ventures and
                                         joint    associates
                                  ventures and
                                    associates
Half Year                          2006   2005   2006   2005    2006   2005
                                   GBPm   GBPm   GBPm   GBPm    GBPm   GBPm

Exploration
and Production                    1 482  1 052      -      -   1 482  1 052
Liquefied
Natural Gas                         118      1     22     35     140     36
Transmission
and
Distribution                        100     94     13     16     113    110
Power
Generation                           12     15     32     26      44     41
Other
activities                          (27)   (21)     -      -     (27)   (21)
----------------------             ------ ------ ------ ------ ------ ------
                                  1 685  1 141     67     77   1 752  1 218

Net finance
income/(costs)                                                    20     (6)
Taxation                                                        (753)  (439)

----------------------             ------ ------ ------ ------ ------ ------
Profit for the
period                                                         1 019    773
----------------------             ------ ------ ------ ------ ------ ------




                                  BG Group plc 26


4. Net finance costs


      Second Quarter                                                 Half Year
     2006        2005                                            2006        2005
     GBPm        GBPm                                            GBPm        GBPm

      (13)        (24)  Interest payable                          (31)        (43)
      (18)         (3)  Interest on obligations under             (30)         (7)
                        finance leases
       17           7   Interest capitalised                       31          10
       (3)         (3)  Unwinding of discount on provisions        (6)         (6)
                        (i)
       (5)        (10)  Disposals and re-measurements (Note 2)     (8)        (19)
  ---------   --------- ------------------------               ---------   ---------

      (22)        (33)  Finance costs                             (44)        (65)
  ---------   --------- ------------------------              ---------   ---------

       21          19   Interest receivable                        57          30
        4          18   Disposals and re-measurements (Note 2)      7          29
  ---------   --------- ------------------------               ---------   ---------

       25          37   Finance income                             64          59
  ---------   --------- ------------------------              ---------   ---------
        3           4   Net finance income/(costs)(ii)             20          (6)
  ---------   --------- ------------------------              ---------   ---------



Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs.

Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP18 million (2005 GBP9 million), and for the half year of GBP34 million (2005 GBP18 million).



5. Taxation



The taxation charge for the second quarter before disposals and re-measurements was GBP392 million (2005 GBP182 million). This includes a charge of GBP38 million (2005 nil) to reflect an increase in the rate of North Sea taxation on the results for the first quarter and a further charge of GBP38 million (2005 nil) to reflect the increased tax rate on deferred tax balances as at 1 January 2006.


The taxation charge for the second quarter including disposals and re-measurements was GBP375 million (2005 GBP272 million). This includes a charge of GBP40 million (2005 nil) to reflect the increased North Sea tax rate on the results for the first quarter and a credit of GBP23 million (2005 nil) to reflect the increased tax rate on deferred tax balances as at 1 January 2006.


For the half year, the taxation charge before disposals and re-measurements was GBP760 million (2005 GBP365 million). This includes a charge of GBP38 million (2005 nil) to reflect the increased North Sea tax rate on deferred tax balances as at 1 January 2006.


The taxation charge for the half year including disposals and re-measurements was GBP753 million (2005 GBP439 million), including GBP384 million (2005 GBP257 million) in respect of overseas tax. This includes a credit of GBP23 million (2005 nil) to reflect the increased North Sea tax rate on deferred tax balances as at 1 January 2006.


The Group share of taxation from joint ventures and associates for the second quarter was GBP9 million (2005 GBP9 million) and for the half year was GBP25 million (2005 GBP13 million).




                                   BG Group plc 27



6. Earnings per ordinary share



           Second Quarter                                         Half Year
         2006           2005                                2006               2005
-----------------------------------------------------------------------------------
GBPm   Pence    GBPm   Pence                      GBPm     Pence      GBPm    Pence
         per             per                                 per                per
       share           share                               share              share
-----------------------------------------------------------------------------------

 418    12.0     484    13.7   Earnings            996      28.4       743     21.0
(101)   (2.9)     70     2.0   Re-measurements    (116)     (3.3)       93      2.6
                               (after tax and
                               minority interest)

   8     0.2    (279)   (7.9)  Profits and losses    8       0.2      (292)    (8.2)
                               on disposals
                               (after tax)

------  ------- ------ -------  --------------   ------  --------    ------  -------
 325     9.3     275     7.8   Earnings -          888      25.3       544     15.4
                               excluding
                               disposals and
                               re-measurements
------  ------- ------ -------  --------------   ------  --------    ------  -------


Basic earnings per share calculations in 2006 are based on shares in issue of 3 493 million for the quarter and 3 510 million for the year to date.


The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 518 million for the quarter and 3 535 million for the year to date, being the weighted average number of ordinary shares in issue during the quarter as adjusted for share options.



                                  BG Group plc 28


7. Results Presentation

Half Year                 Business        Disposals           Total
                       Performance          and re-          Result
                                       measurements
                                                (i)
                      2006    2005     2006    2005    2006    2005
                      GBPm    GBPm     GBPm    GBPm    GBPm    GBPm
Operating
profit before
disposal of
non-current
assets               1 584     870      109    (158)  1 693     712

Profits and
losses on
disposal of
non-current
assets(ii)               -       -       (8)    429      (8)    429
                    ------------------------------------------------
Operating
profit before
share of
results from
joint ventures
and associates       1 584     870      101     271   1 685   1 141

Pre-tax share
of operating
results of
joint ventures
and associates         126     108        -       -     126     108
                    ------------------------------------------------
Total
operating
profit               1 710     978      101     271   1 811   1 249

Net finance costs
Finance income          57      30        7      29      64      59
Finance costs          (36)    (46)      (8)    (19)    (44)    (65)
Share of joint
ventures and
associates             (34)    (18)       -       -     (34)    (18)
                    ------------------------------------------------
                       (13)    (34)      (1)     10     (14)    (24)
Taxation
Taxation              (760)   (365)       7     (74)   (753)   (439)
Share of joint
ventures and
associates             (25)    (13)       -       -     (25)    (13)
                    ------------------------------------------------
                      (785)   (378)       7     (74)   (778)   (452)
                    ------------------------------------------------
Profit for the
period(iii)            912     566      107     207   1 019     773
                    ------------------------------------------------
Profit attributable
to:
Shareholders
(earnings)             888     544      108     199     996     743
Minority
interest                24      22       (1)      8      23      30
                    ------------------------------------------------
                       912     566      107     207   1 019     773
--------------------------------------------------------------------


i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 12.

ii) 2006 includes GBP416 million on disposal of BG Group's interest in the North Caspian PSA.

iii) 2006 includes prior period taxation adjustments following the increase in North Sea taxation.


                                 BG Group plc 29


8. Capital investment: geographical analysis

         Second Quarter                                          Half Year
      2006            2005                                   2006       2005
      GBPm            GBPm                                   GBPm       GBPm

       109             109   Europe and Central Asia          213        235
        40              33   South America                    113         57
        30              25   Asia Pacific                      53         39
       172             101   North America and the            281        165
                             Caribbean
        50             147   Mediterranean Basin and          127        234
                             Africa
    --------     ----------- ------------------------      --------   --------
       401             415                                    787        730
    --------     ----------- ------------------------      --------   --------



9. Quarterly information: earnings and earnings per share

                                        2006     2005      2006     2005
                                        GBPm     GBPm     pence    pence

First quarter
            - including disposals and
                      re-measurements    578      259      16.4      7.3
            - excluding disposals and
                      re-measurements    563      269      16.0      7.6
Second quarter
            - including disposals and
                      re-measurements    418      484      12.0     13.7
            - excluding disposals and
                      re-measurements    325      275       9.3      7.8
Third quarter
            - including disposals and
                      re-measurements             320                9.0
            - excluding disposals and
                      re-measurements             307                8.7
Fourth quarter
            - including disposals and
                      re-measurements             462               13.0
            - excluding disposals and
                      re-measurements             503               14.2
            ------------------------- -------- --------  -------- --------
Full year
            - including disposals and
                      re-measurements           1 525               43.1
            - excluding disposals and
                      re-measurements           1 354               38.3
            ------------------------- -------- --------  -------- --------



                                 BG Group plc 30



Supplementary information: Operating and financial data


  Second Quarter                First  Quarter                                           Half Year
   2006     2005                          2006                                       2006     2005

                                                Production volumes (mmboe)
    5.3      4.5                           5.6                     - oil             10.9      9.2
    7.6      8.4                           7.4                     - liquids         15.0     16.1
   42.7(i)  31.7                          42.8                     - gas             85.5(i)  63.0
  -------   -------                    ----------                                   -------  -------
   55.6     44.6                          55.8                     - total          111.4     88.3
  -------  -------                    ----------                                   -------  -------

                                                 Production volumes (boepd in
                                                 thousands)
     58       50                            62                     - oil               60       51
     84       92                            82                     - liquids           83       89
    468      348                           476                     - gas              472      348
  -------  -------                    ----------                                   -------  -------
    610      490                           620                     - total            615      488
  -------  -------                    ----------                                   -------  -------

                                                 LNG cargoes
     22        9                             2         - delivered to Lake Charles     24       17

     14       11                             9         - delivered to Elba Island      23       21

     13        1                            29         - re-marketed                   42       11
  -------  -------                    ----------                                    -------  -------
     49       21                            40         - total                         89       49
  -------  -------                    ----------                                    -------  -------


GBP38.71 GBP28.01                     GBP35.74   Average realised oil price per  GBP37.18 GBP26.65
                                                 barrel
($69.76) ($52.36)                      ($62.53)                                   ($66.03) ($50.27)

GBP31.51 GBP21.15                     GBP28.68   Average realised liquids price  GBP30.14 GBP18.34
                                                 per barrel
($56.79) ($39.54)                      ($50.17)                                   ($53.51) ($34.59)


 26.20p   22.98p                        38.84p   Average realised UK gas price per  32.96p   23.59p
                                                 produced therm

 17.05p   14.16p                        18.40p   Average realised International     17.71p   14.01p
                                                 gas price per produced therm

 19.09p   16.81p                        23.69p   Average realised gas price per     21.38p   17.15p
                                                 produced therm

GBP1.21  GBP1.13                      GBP1.19    Lifting costs per boe(ii)        GBP1.20  GBP1.14
($2.18)  ($2.10)                       ($2.08)                                     ($2.13)  ($2.14)

GBP2.07  GBP2.04                      GBP2.18    Operating expenditure per boe    GBP2.13  GBP2.06
($3.72)  ($3.82)                       ($3.82)                                     ($3.77)  ($3.89)

   160      174                           131    Development expenditure (GBPm)       291      329

                                                 Gross exploration expenditure
                                                 (GBPm)
    66       15                           136    - capitalised                        202      102
                                                 expenditure
    37       23                            33    - other                               70       38
 -------  -------                    ----------  expenditure                        -------  -------
   103       38                           169    - gross                              272      140
 -------  -------                    ----------  expenditure                        -------  -------



Includes fuel gas for the second quarter of 1.19 mmboe and 2.22 mmboe for the half year.

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.


                                  BG Group plc 31


Supplementary information: Operating and financial data (continued)


BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2006 by approximately GBP40 million to GBP50 million.


BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2006, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP120 million to GBP140 million.



                                  BG Group plc 32


 Definitions

 In these results:
 bcf                      billion cubic feet

 bcfd                     billion cubic feet per day

 bcmpa                    billion cubic metres per annum

 boe                      barrels of oil equivalent

 boed                     barrels of oil equivalent per day

 bopd                     barrels of oil per day

 CCGT                     combined cycle gas turbine

 DCQ                      daily contracted quantity

 E&P                      Exploration and Production

 EPC                      engineering, procurement and construction

 EPIC                     engineering, procurement, installation and
                          commissioning
 FEED
                          front end engineering design
 FERC
                          Federal Energy Regulatory Commission
 GW
                          gigawatt
 IAS 39
                          International Accounting Standard 39 (Financial
 IFRS                     Instruments)

 LNG                      International Financial Reporting Standards

 m                        Liquefied Natural Gas

 mmboe                    million

 mmbtu                    million barrels of oil equivalent

 mmcfd                    million british thermal units

 mmcmd                    million cubic feet per day

 mmscfd                   million cubic metres per day

 mmscm                    million standard cubic feet per day

 mmscmd                   million standard cubic metres

 MoU                      million standard cubic metres per day

 mtpa                     Memorandum of understanding

 MW                       million tonnes per annum

 Net borrowings/funds     megawatt

                          Comprise cash, current asset investments, finance leases, currency and interest rate derivative financial instruments and short- and long-term borrowings
 NGL
                          Natural gas liquids
 PSA
                          production sharing agreement
 T&D
                          Transmission and Distribution
 Total operating profit
                          Group operating profit plus share of pre-tax operating results of joint ventures and associates

 UKCS                     United Kingdom Continental Shelf

 UKCNS                    United Kingdom central North Sea




                                   BG Group plc 33


Enquiries


Enquiries relating to BG Group's           General enquiries about shareholder
results, business and financial position   matters should be made to:
should be made to:


Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
Thames Valley Park Drive                   Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT


Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com                e-mail: bg@lloydstsb-registrars.co.uk


Financial Calendar


Ex-dividend date for 2006 interim dividend 9 August 2006

Record date for 2006 interim dividend      11 August 2006

Payment of 2006 interim dividend:

Shareholders                               15 September 2006

American depositary receipt holders        22 September 2006

Announcement of 2006 third quarter results 2 November 2006





                       BG Group plc website: www.bg-group.com

                               Registered office
                  100 Thames Valley Park Drive, Reading RG6 1PT
                        Registered in England No. 3690065




                                 BG Group plc 34




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: July 24, 2006                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary